UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Form 8-K

CURRENT REPORT
Pursuant to Section 13 or 15(d)
The Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): October 16, 2009

EXPRESSJET HOLDINGS, INC.
(Exact name of registrant as specified in its charter)



Delaware	**1-31300**	**76-0517977**
(*State or other jurisdiction of incorporation*)	*(Commission File Number)*	*(IRS Employer Identification No.)*

**700 North Sam Houston Parkway West, Suite 200
Houston, Texas**
(Address of principal executive offices)

77067
(Zip Code)

832-353-1000
(Registrant's telephone number, including area code)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

[ ] Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

[ ] Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

[ ] Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

[ ] Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 8.01 Other Events.

We are filing this Current Report on Form 8-K (this "Report") to reflect required accounting adjustments for Staff Position APB 14-1 (FSP APB 14-1) recently adopted by the Financial Accounting Standards Board. These standards require retroactive treatment and relate to the accounting for our 11.25% Convertible Secured Notes due 2023. The reclassifications described below with respect to the financial information contained in our Annual Report on Form 10-K for the year ended December 31, 2008 (the "2008 Form 10-K") filed on February 27, 2009 and reflect the adoption of this new standard for the periods ending 2003 through 2008.

Neither this Report nor the Exhibits hereto reflect any events occurring after February 27, 2009 or modify or update the disclosures in the 2008 Form 10-K that may have been affected by subsequent events. Accordingly, this Report should be read in conjunction with the 2008 Form 10-K and our filings made with the Securities and Exchange Commission subsequent to the filing of the 2008 Form 10-K, including any amendments to those filings.

To reflect the Company's retrospective application of FSP APB 14-1, The Company has adjusted in Exhibits 99.1, 99.2, 99.3 and 99.4 to this Report the following financial information contained in the 2008 Form 10-K:

• Selected Financial Data;
• Management's Discussion and Analysis of Financial Condition and Results of Operations;
• Quantitative and Qualitative Disclosures about Market Risk; and
• Financial Statements and Supplementary Data.

Item 9.01 Financial Statements and Exhibits.

(d) Exhibits
23.1 Consent of Ernst & Young LLP
99.1 Selected Financial Data (adjusted to reflect the retrospective application of FSP APB 14-1)
99.2 Management's Discussion and Analysis of Financial Condition and Results of Operations (adjusted to reflect the retrospective application of FSP APB 14-1)
99.3 Quantitative and Qualitative Disclosures about Market Risk (adjusted to reflect the retrospective application of FSP APB 14-1)
99.4 Financial Statements and Supplementary Data (adjusted to reflect the retrospective application of FSP APB 14-1)

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

EXPRESSJET HOLDINGS, INC.
(Registrant)

Date: October 16, 2009

/s/ Phung Ngo-Burns
Phung Ngo-Burns
Vice President, Finance and Chief Financial Officer

EXHIBIT INDEX

23.1 Consent of Ernst & Young LLP

99.1 Selected Financial Data (adjusted to reflect the retrospective application of FSP APB 14-1)

99.2 Management's Discussion and Analysis of Financial Condition and Results of Operations (adjusted to reflect the retrospective application of FSP APB 14-1)

99.3 Quantitative and Qualitative Disclosures about Market Risk (adjusted to reflect the retrospective application of FSP APB 14-1)

99.4 Financial Statements and Supplementary Data (adjusted to reflect the retrospective application of FSP APB 14-1)